Exhibit 99.1

TransAlta Reports Second Quarter 2017 Results and Revised 2017 Outlook

CALGARY, Aug. 9, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported second quarter 2017 comparable EBITDA(1) of $268 million, funds from operations ("FFO")(1) of $187 million, and free cash flow ("FCF")(1) of $30 million. Comparable EBITDA and FFO for the second quarter are the highest second quarter results in over five years, and increased by $20 million and $12 million, respectively, over the same period last year.

The second quarter results reflect strong performance across our portfolio. US Coal benefited from favourable mark-to-market impacts on financial contracts, higher contracted revenue, and lower costs for purchased power; Wind and Solar profited from stronger wind resources in eastern Canada and lower operating expenses; Hydro benefitted from higher water resources; and the gross margin from Energy Marketing returned to historic levels.  Canadian Coal, as expected, was negatively impacted by lower realized price on uncontracted volumes and higher coal costs compared to last year.

Free cash flow was down by $26 million and $15 million for the three and six months ended June 30, 2017, respectively, due to the timing of capital expenditures, higher productivity capital spending relating to our corporate transformation, and higher distributions to our partner in TransAlta Cogeneration L.P.

"The business operated as predicted with some upside in our renewables portfolio," said Dawn Farrell, President and Chief Executive Officer. "The highlight for this reporting period is the commissioning of the South Hedland power station which will increase our dividend from TransAlta Renewables from $120 million to $150 million on an annualized basis. However, expected headwinds in the back half of the year and additional productivity capital spending have lowered our free cash flow guidance by approximately ten per cent on an annualized basis," commented Mrs. Farrell.

Second Quarter Highlights

•	We accelerated our transition to gas and renewables generation with the announcement of our intention to retire Sundance Unit 1, mothball Sundance Unit 2, and convert Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired to gas-fired generation between 2021 to 2023.
•	TransAlta Renewables will be investing approximately $37 million in five new towers, adding 17 MW of capacity to the existing Kent Hills wind farm. The expansion is supported by a long-term contract with New Brunswick Power Corporation, and will bring the total capacity of the Kent Hills wind farm to approximately 167 MW. Construction of the expansion is expected to begin in the spring of 2018 and will be funded through project financing. We expect the Kent Hills wind project to support between $240 and $275 million of project financing.
•	We settled the contract indexation dispute with the Ontario Electricity Financial Corporation ("OEFC"). The settlement consisted of a $34 million payment to TransAlta, and relates to long-term contracts at Ottawa and Windsor, which form part of TransAlta Cogeneration L.P.

Important Subsequent Events

•	TransAlta Renewables announced that the South Hedland power station, located in the Pilbara Region of Western Australia, had begun commercial operation. The 150 MW combined-cycle natural gas power station is expected to contribute approximately $80 million of annual EBITDA from two 25-year power purchase agreements ("PPA"). As a result of the commissioning, the Class B shares in the capital of TransAlta Renewables held by TransAlta were converted into common shares, and TransAlta Renewables increased the dividend on its common shares by approximately 7%.
•	Fortescue Metals Group ("FMG") announced that in their view the South Hedland power station has not yet satisfied the requisite performance criteria to declare commercial operation for their 35 MW contract. In our view, all conditions to establish that commercial operations commenced have been satisfied in full under the terms of the PPA with FMG. We continue to confer on the issue with FMG.
•	TransAlta cancelled the $350 million credit agreement provided to TransAlta Renewables and reduced our $1.5 billion credit facility to $1.0 billion. Concurrent with this transaction, TransAlta Renewables entered into a $500 million syndicated credit agreement, resulting in no change to liquidity for TransAlta on a consolidated basis. Both credit facilities expire in 2021.
•	The Balancing Pool announced its intention to consult with customer representatives and the Minister of Energy regarding its ability to terminate certain of the power purchasing arrangements ("The Alberta PPAs") that it holds and which relate to Sundance Units 1 to 6. The Balancing Pool is required to provide six months' notice of any termination, and provide us with a termination payment which we estimate to be approximately $231 million.
•	TransAlta appointed the Honourable Rona Ambrose to its Board of Directors. Ms. Ambrose is the former Leader of Canada's Official Opposition in the House of Commons, and brings extensive public policy experience and demonstrated ability to bring people of divergent views together.
•	We received notice that FMG intends to repurchase the Solomon power station from TEC Pipe Pty Ltd, a wholly owned subsidiary of TransAlta, a right that FMG has under the applicable power purchase arrangement. TransAlta Renewables owns the economic interest in the Solomon facility and its gross proceeds from the repurchase are estimated to be approximately US$335 and will be utilized to repay the credit facility used to fund the development of the South Hedland power station, for other future growth opportunities, and for general corporate purposes.
•	Productivity at the Highvale mine was impacted by emerging labour constraints. The temporary shortfall affects our coal-fired Sundance Units 1 to 6 and Keephills Units 1 to 3.

2017 Fiscal Outlook Update

During the first half of the year, emerging labour constraints at our Highvale mine have impacted productivity, significantly reducing our coal inventory and causing coal supply constraints for our facilities in Alberta. The shortfall affects our coal-fired Sundance generating Units 1 to 6 and Keephills Units 1 to 3. We expect additional mining costs at our Highvale mine operations for the remainder of 2017, and a shorter-term reduction in the power generation at Sundance and Keephills, in order to rebuild our coal inventory. Also, higher productivity capital and higher distributions to non-controlling interests have negatively impacted FCF.

The following table outlines TransAlta's updated financial targets for 2017:

Measure	Revised Outlook	Previous Outlook
Comparable EBITDA	$1,025 to $1,100 million	$1,025 to $1,135 million
FFO	$765 to $820 million	$765 to $855 million
FCF	$270 to $310 million	$300 to $365 million
Dividend	$0.16 per share, 15%-17% payout of FCF	$0.16 per share, 13%-15% payout of FCF

Second Quarter 2017 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended		6 Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Canadian Coal	85	93	176	196
U.S. Coal	34	18	44	14
Canadian Gas	57	56	145	121
Australian Gas	32	33	63	64
Wind and Solar	42	36	110	97
Hydro	28	25	42	43
Energy Marketing	12	6	8	29
Corporate	(22)	(19)	(46)	(37)
Total Comparable EBITDA	268	248	542	527

•	Canadian Coal: Comparable EBITDA for the three and six months ended June 30, 2017 decreased by $8 million and $20 million, respectively, compared to the same periods in 2016. Generation for the quarter and year-to-date was slightly higher than the comparable period in 2016, which when combined with higher payments under the Alberta PPA relating to the pass through of environmental costs, resulted in higher revenues. The three and six month periods ended June 30, 2017, also included $10 million and $20 million, respectively, in income related to accruals for the Off-Coal Agreement payment. These benefits were more than offset by lower hedged volumes and a reduction in our mark-to-market positions, attributable to long-term financial contracts, as well as higher coal costs.
•	US Coal: Comparable EBITDA for the second quarter and year-to-date improved by $16 million and $30 million, respectively, compared to the corresponding periods in 2016. Favourable impacts of mark-to-market positions on certain forward financial contracts and higher revenues benefitted both the quarter and year-to-date results. Second quarter results also benefitted from lower costs to purchase power and favourable foreign exchange rates. Availability for the three and six months ended June 30, 2017 was down compared to 2016 due to a forced outage at Unit 1 in January.
•	Canadian Gas: Comparable EBITDA for the six months ended June 30, 2017 increased by $24 million compared to 2016, primarily due to the settlement with the OEFC, partially offset by unfavourable changes in unrealized mark-to-market positions and higher labour costs.
•	Australian Gas: Production for the three and six months ended June 30, 2017 increased 27 per cent and 17 per cent respectively, over the corresponding periods in 2016, due to higher customer load. The nature of our capacity payments, with a flow through of fuel costs, results in comparable EBITDA remaining stable across the periods. In July, we achieved commercial operation at our South Hedland project, which is expected to contribute approximately $80 million in EBITDA annually.
•	Wind and Solar: Comparable EBITDA for the three and six months ended June 30, 2017 increased by $6 million and $13 million, respectively, compared to the same period in 2016, primarily due to increased generation at our contracted facilities in eastern Canada and lower operating expenses after renegotiating long term service agreements for service providers for some Alberta wind projects.
•	Hydro: Comparable EBITDA of $28 million for the three months ended June 30, 2017 reflected an increase of $3 million, related to higher generation, compared to the same period in 2016.
•	Energy Marketing: Comparable EBITDA of $12 million was $6 million higher than the same period in 2016 reflecting a return to a normalized gross margin and better performance in certain markets. On a year-to-date basis, results were lower compared to 2016 due to weak margins in the first quarter of 2017 as traders reduced their positions to manage market uncertainty.
•	Corporate: Corporate overhead includes certain costs relating to our corporate transformation and reclassification of 2016 incentives between our operational and corporate segments.

Consolidated Earnings Review

Reported net loss attributable to common shareholders for the second quarter of 2017 was $18 million ($0.06 loss per share) compared to net earnings of $6 million ($0.02 earnings per share) during the same period in 2016. Year-to-date, reported net earnings were down $86 million ($0.30 loss per share). For both the quarter and year-to-date, the income related to the Off-Coal Agreement payments were offset by the Sundance Unit 1 impairment charge of $20 million recognized in the quarter and higher net earnings attributable to non-controlling interests. Additionally, the comparative net earnings for 2017 are negatively impacted by higher depreciation on Keephills 3 and Genesee 3, which were expected to run beyond 2030 and therefore have had their useful lives shortened.

Operating Review

Adjusted availability for the three and six months ended June 30, 2017 was 84.0 per cent and 86.2 per cent, respectively, compared to 86.5 per cent and 89.4 per cent for the same periods in 2016. Higher planned outages at Canadian and US Coal, and planned outages at our Sarnia cogeneration plant and Windsor plant, were the main causes of the decreases.

Production for the three and six months ended June 30, 2017 was 7,707 GWh and 16,758 GWh, respectively, compared to 7,899 GWh and 16,766 GWh for the same periods in 2016. The cessation of operations at our Mississauga cogeneration facility effective Jan. 1, 2017, and planned major maintenance at US Coal, were the main drivers of the production decrease in the second quarter of 2017. This was partially offset by higher generation at Alberta Hydro and Wind, as well as stronger customer demand in Australia.

Second Quarter 2017 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Adjusted availability (%)(2)	84.0	86.5	86.2	89.4
Production (GWh)(2)	7,707	7,899	16,758	16,766
Revenue	503	492	1,081	1,060
Comparable EBITDA(1)	268	248	542	527
Net earnings (loss) attributable to common shareholder	(18)	6	(18)	68
FFO(1)	187	175	389	372
Cash Flow from Operating Activities	63	119	344	394
FCF(1)	30	56	125	140
Net earnings (loss) per common share attributable to common shareholders	(0.06)	0.02	(0.06)	0.24
FFO per share(1)	0.65	0.61	1.35	1.29
FCF per share(1)	0.10	0.19	0.43	0.49
Dividends declared per common share	0.04	0.04	0.04	0.08

The complete report for the quarter, including Management Discussion and Analysis ("MD&A") and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) on Thursday, August 10, 2017 to discuss our second quarter 2017 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7451

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 53257141 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1) These items are not defined under International Financial Reporting Standards ("IFRS"). Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Reconciliation of Non-IFRS Measures sections of this quarter's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

(2) Adjusted for economic dispatching at U.S. Coal.

About TransAlta
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: our ownership in TransAlta Renewables and receipt of additional dividends from TransAlta Renewables; the intention to retire Sundance Unit 1, mothball Sundance Unit 2, and convert Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired to gas-fired generation between 2021 to 2023; the revised outlook for 2017, including as it pertains to Comparable EBITDA, FFO and  FCF;  the investment by TransAlta Renewables of approximately $37 million in five new  for the Kent Hills wind farm, and the timing of construction and funding associated therewith; the contribution to EBITDA from South Hedland; the satisfaction of all requisite performance criteria to declare commercial operation at South Hedland under the PPA with FMG; the expiry of the credit facilities; the potential termination of the Alberta PPAs and the receipt of a termination payment of approximately $231 million; the repurchase by FMG of the Solomon power station, the gross proceeds to be received therefrom and the use of proceeds received from the repurchase of such  facility; the return to normalized gross margin for Energy Marketing; and the impact of labour constraints at our Highvale mine on coal supply, mining costs and power generation at Sundance and Keephills.   By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; disruptions in the source of fuels, including coal, gas, water or wind required to operate our facilities and our ability to resolve the impact of labour constraints at our Highvale mine; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including development of regulations facilitating coal-to-gas conversions; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); disputes with counterparties; changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; impediments to the construction and commissioning of the Kent Hills expansion; disputes with counterparties including the potential for, and outcome of, any contractual disputes, including as it pertains to South Hedland; and the outcome of any and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A for the year ended December 31, 2016 and 2017 Annual Information Form. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 23:14e 09-AUG-17